Mail Stop 7010


June 28, 2005

Via U.S. mail and facsimile

Mr. Robert S. Keane
Chief Executive Officer
VistaPrint Limited
100 Hayden Ave.
Lexington, MA 024214

Re: 	VistaPrint Limited
Registration Statement on Form S-1
Filed June 3, 2005
File No. 333-125470

Dear Mr. Keane:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3. It appears that the conversion features of the Series B
Preferred
Stock may not result in a one-to-one conversion of the Series B Preferred Stock into common stock. In this regard, we note the disclosure in the first full paragraph on page F-26. Please discuss these conversion features and the potential impact if your offering price is either less than $10 but more than $8 per share or less than
$8 per share, as well as the impact if the gross proceeds are less than $35 million. Please also add risk factor disclosure regarding the risks associated with these conversion features. Please also comply with this comment with respect to the termination of certain provisions of the investor rights agreement.

Cover Page of Registration Statement

4. We note that you state that your SIC code number is 2759. It appears from our records that your SIC code number is 2750.
Please
ensure that all future filings are filed under the correct SIC code number.

Inside Front Cover Page of Prospectus, page i

5. We note the statement in second sentence of the second paragraph that you do not guarantee and that you have not independently verified certain information contained in your prospectus. We also note the statement in the third sentence of the second paragraph that investors should not place undue reliance on this information. Please note that you are responsible for the entire content of your prospectus and cannot include language that may be interpreted as a disclaimer of the information contained in your prospectus. Please delete these statements.

Prospectus Summary, page 1

Our Business, page 1

Overview, page 1

6. Please explain the basis for your statement that you are a leading online supplier of graphic design services.
Industry Background, page 1

7. Please identify the organization you refer to as "IDC."

8. It does not appear that there is a correlation between the statistics you cite with respect to total online consumer spending and the size of your industry. Please either delete this statistic or explain the correlation.

Risk Factors, page 7

9. We note the disclosure in the third, fourth and fifth sentences of the introductory paragraph that there are other risks and uncertainties that you face and that there may be other risks of which you are unaware. Please delete this disclosure. You must disclose all of the risks you believe are material at this time.

10. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering."
It appears that several of the risk factors in this section could apply to nearly any issuer in your industry and other industries. See, for example and without limitation, risk factors three, seven, 16, 17,
19, 20, 21 and 26. Please explain how each of these risk factors specifically applies to your company and/or your offering or delete it.

11. The subheadings in this section should clearly and succinctly convey the actual risk to an investor and not merely state a fact about your business or describe a generic effect on your company. Please carefully review each subheading with this comment in mind and make revisions as appropriate. See for example and without limitation, risk factors one, two, four, 15, 18, 22, 24, 28 and 29.

12. Please revise risk factors 10 through 14 to eliminate redundancies regarding the risks to your business from interrupted operations.

We are currently dependent on a single supplier and our newly constructed..., page 8

13. Please describe in greater detail the risks associated with your dependence on a single supplier. In addition, please explain the risk associated with the affiliate relationships discussed in the third paragraph of this risk factor.

We have incurred operating losses in the past and may not be able to sustain..., page 9

14. The risks described in the fourth sentence and in the fifth and sixth sentences of this risk factor are significant risks that should be assigned their own descriptive subheadings. Please revise accordingly. Please also ensure that the risk factors clearly explain how each risk specifically applies to your company.
If we are unable to manage challenges associated with our international ..., page 14

15. Please disclose the percentage of your revenues derived from your international operations.

Legislation regarding copyright protection and/or content interdiction could..., page 18

16. The disclosure in this risk factor does not appear to address the risk described in the subheading. Please revise accordingly.

A percentage of our revenues are derived from offers made to our customers..., page 18

17. Please disclose the percentage of your revenues derived from click-through fees. In addition, please describe in greater detail the reasons why the practices of the third parties are subject to consumer complaints and litigation.

18. Please delete the third sentence of this risk factor since mitigating language is inappropriate in risk factor disclosure.

Our practice of offering free products and services could be subject to..., page 18

19. Please explain in greater detail the reasons why your offers of free products and services could be challenged. For example, why did shipping and handling fees allegedly violate California law?

If a United States shareholder acquires 10% or more of our common shares..., page 21

20. Please clarify whether you are currently a controlled foreign corporation.

Anti-takeover provisions in our charter documents and under Bermuda law..., page 22
Insiders will continue to have substantial control over VistaPrint after this..., page 24

21. Please revise these risk factors to disclose the actual risk to an investor, namely the risk that the anti-takeover provisions and/or controlling security holders may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

Special Note Regarding Forward-Looking Statements, page 25

22. Section 21E(b)(2)(D) of the Exchange Act expressly states that the safe harbor does not apply to statements made in connection with an initial public offering. Please either delete the reference to
Section 21E of the Exchange Act or make clear that the safe harbor does not apply to your offering.
Use of Proceeds, page 26

23. Please quantify the approximate dollar amounts that you intend to
use for each of the three purposes you have identified.  See Item
504
of Regulation S-K.

24. We note your statement that management will retain broad discretion in the allocation and use of the proceeds of this offering.
Please be advised that while you may retain the right to change your use of proceeds, you must specifically discuss the contingencies that would cause you to change your use of proceeds and describe the alternatives to these uses. See Instruction 7 to Item 504 of Regulation S-K. Please revise your disclosure to discuss these specific contingencies and alternatives.

Dilution, page 28

25. We note your disclosure in the first paragraph on page 29. The comparative table you provide at the bottom of page 28 should include shares subject to outstanding options that are held be officers, directors and affiliated persons. The comparison includes shares that these persons have a right to acquire, as well as shares they already own.

26. We note your disclosure in the second paragraph on page 29.
Please revise this disclosure to include all options granted subsequent to March 31, 2005.

27. Please tell us how you calculated or determined the amount of $68,403,596 of consideration paid by your existing security holders as disclosed in the table at the bottom of page 28.

Management`s Discussion and Analysis of Financial Condition and
Results..., page 32

Results of Operations, page 40

Nine Months Ended March 31, 2004 and 2005, page 40

Other Income (expenses), net, page 42

28. We note from the discussion on page 42 that you have included interest expense in "other income (expense)" in your consolidated statement of operations. Please revise your consolidated statements of operations to provide separate disclosure of interest expense. Refer to the disclosure requirements outlined in Rule 5-03 of Regulation S-X.


Contractual Obligations, page 50

Long-Term Debt, page 50

29. Please describe in greater detail the covenants that you are required to maintain under your two credit facilities. In addition, please explain the consequences if you are no longer in compliance with these covenants.

Quantitative and Qualitative Disclosures About Market Risk, page
51

Interest Rate Risk, page 51

30. As all of your outstanding debt appears to be subject to variable interest rates, please explain in further detail the basis for your conclusion that a 100 basis interest point change would not have a material impact on your earnings. As part of your response, please tell us the expected impact of such change on your interest expense for the most recent fiscal year and tell us the assumptions used in your computations. We may have further comment upon receipt of your response.

Business, page 52

31. Please disclose the information required by Items 101(c)(vii) and
101(c)(xi) of Regulation S-K.

32. Please explain how investors are to evaluate the disclosure in the first sentence of the fourth paragraph of this section regarding your customers.

Intellectual Property, page 64

33. Please disclose when your intellectual property rights will expire or terminate.

34. We note your disclosure in the first and third paragraphs of the first risk factor on page 16 regarding the claims made against your intellectual property rights. Please discuss in greater detail these claims in this section.

Management, page 67

Directors, Executive Officers and Other Key Employees, page 67

35. Please disclose the information required by Item 401(e)(2) of Regulation S-K. It appears that Mr. Riley is a director of LoJack, Corporation, which has a class of securities registered pursuant to
Section 12 of the Exchange Act.
Option Grants in Last Fiscal Year, page 72

36. We note that you have no existing trading market for your common stock. With respect to calculating the potential realizable values, please refer to Instruction 7 to Item 402(c) of Regulation S-K. Please also refer to interpretation J.17. of the July 1997 Manual of
Publicly Available Telephone Interpretations, which states that you may use the mid-point of your offering price in calculating these values in lieu of using the fair market value on the date of grant.
Please also explain in reasonable detail the valuation method you elect to use in a footnote to the table.

Certain Relationships and Related Party Transactions, page 79

37. Please state whether you believe that the transactions you describe in this section are on terms at least as favorable to the company as you would expect to negotiate with unrelated third parties.

38. Please revise the notes to your financial statements to disclose the amounts and terms of the transactions regarding your Series A and
Series B Convertible Preferred shares and your common shares that involved your officers and directors. Refer to the requirements of paragraph 2 of SFAS No.57.

Supply Relationship with Mod-Pac Corporation, page 80

39. We note the disclosure in the last paragraph of this section regarding the per shipped unit fee you must pay to Mod-Pac under the terms of the April 2005 amendment to your supply agreement. Please disclose the amount of the fee and disclose the aggregate amount of fees you have paid to Mod-Pac.

Principal and Selling Shareholders, page 82

40. Please disclose how the selling security holders received the shares to be offered for resale and any material relationship that the selling security holders have had with your company over the last three years. See Item 507 of Regulation S-K.

41. If a selling security holder is not a natural person, please
(i)
disclose the natural persons with dispositive voting or investment control of it, and (ii) advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:

* if a selling security holder is a broker-dealer, please disclose that it is an underwriter; or
* if a selling security holder is an affiliate of a broker-dealer, please disclose that (i) it purchased the registered shares in the ordinary course of business and (ii) at the time of the purchase it had no agreements or understandings, directly or indirectly, with any person to distribute the registered shares. If you cannot make these disclosures, please disclose that the selling security holder is an underwriter.

42. Please expand your disclosure to identify each selling security holder that plans to participate if the underwriters exercise the over-allotment option, whether in full or in part. In addition, please disclose the proportions in which each selling security holder will sell additional shares if the over-allotment is exercised.

43. We note that your calculation of beneficial ownership is dated as of March 31, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly.
See Item 403 of Regulation S-K.

Description of Capital Stock, page 85

44. Please remove the statement in the first sentence of the introductory paragraph that the description is qualified by reference to your charter documents, as it is inconsistent with Rule 411 of Regulation C. In addition, please clarify that the description summarizes the material terms of your charter documents.

45. Please disclose the information required by Item 202(a)(5) of Regulation S-K.

Common Shares, page 85

46. Please update the disclosure in the first paragraph of this section as of the most recent practicable date.

Shares Eligible For Future Sale, page 90

47. Please update the disclosure in the last paragraph of this section to reflect the issuance of options subsequent to March 31, 2005.

48. We note that Goldman may consent to the release of shares from the lock-up agreements. If there is any current intention to release shares, please discuss this. Please also briefly describe that factors Goldman may be likely to consider in determining to release shares.

Underwriting, page 100

49. Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures.
If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section
5
of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

50. Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

51. Please advise us as to whether you intend to have a directed share program. If so, we may have additional comments.

Where You Can Find More Information, page 105

52. Please delete the fourth sentence of the first paragraph as the disclosure in your prospectus regarding the contents of any contract or other document should be materially complete.

Financial Statements

53. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

54. Provide a currently dated consent from the independent public accountant in any future amendments

Consolidated Statements of Operations, page F-4

55. Since the conversion of your Series A and Series B Redeemable Preferred Stock will occur in connection with your public offering, please revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented giving effect to the conversion on the face of your consolidated statement of operations. Your revised presentation should include pro forma earnings per share assuming that the Series B Preferred shares convert on a one for one basis as well as under the assumption that the public offering price is $8 per share and the shares convert on a greater than one for one basis. Your pro forma earnings per share computation should also give effect to any deemed dividend that will be recognized in the event the shares convert on a greater than one for one basis in determining pro forma net income attributable to common shareholders. See also related comment below regarding your pro forma balance sheet presentation. Your pro forma disclosures included in your Summary Consolidated Financial Data on page 5 and in your Selected Consolidated Financial Data on page 30 should be similarly revised.

Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Balance Sheet and Shareholders` Equity

56. We note the disclosure indicating that in the event the offering results in a price per share to the public that is equal to or greater than $8.00 per share but less than $10 per share, then the conversion price of the Series B preferred shares will be reduced, which would result in the preferred shares converting on a greater than one-to-one basis. We also note that you have reflected a pro forma balance sheet presentation giving effect to the conversion only on a one-to-one basis, even though a greater number of common shares may be issued on conversion. Since the conversion may occur on significantly different terms than those currently presented in the pro forma balance sheet, please revise to also include a pro forma balance sheet giving effect to the conversion and related deemed dividend that will be recognized in the event that the offering results in a public offering price of
$8.00 per share. The Capitalization and Dilution disclosures included elsewhere in the registration statement should also be revised to disclose the impact under each alternative.

Revenue Recognition, page F-11

57. We note the disclosure indicating that you offer customers various coupons and discounts which are treated as a reduction of revenue. Please tell us and revise your accounting policy disclosure to explain in further detail the nature and terms of the discount or coupon arrangements that are offered to customers. As part of your response and your revised disclosure, you should also explain how and when these discounts are recognized in your financial statements.

Net Income per Share

58. Please explain why accretion of preferred share dividends as reflected in your earnings per share computations in Note 2 do not agree to the accretion amounts reflected in your consolidation statements of redeemable convertible preferred shares and shareholders` equity during the various periods presented. Also, please explain why net income attributable to common shareholders for purposes of your basic and diluted earnings per share computations differs during the fiscal years ended June 20, 2003 and 2004. Share-based Compensation, page F-18

59. We note the disclosure indicating that you used the minimum value method to value stock option grants for purposes of providing the disclosures required by SFAS No.123 and SFAS No.148. Note that the use of this method is only considered appropriate for periods prior to the date that you filed your Form S-1 registration statement to register your common shares. Refer to the guidance outlined in paragraph 19 of SFAS No.123. Please confirm that you will not use this method to value stock option grants in periods subsequent to the filing of your Form S-1 registration statement.

Note 3.  Related-Party Transactions, page F-19

60. Revise to disclose the amount of purchases made from Mod-Pac during the fiscal year ended June 30, 2002.

61. We note that you signed a termination agreement for $22 million with Mod-Pac for an existing supply agreement, and entered into a new one, where Mod-Pac retained the exclusive supply rights for products shipped in North America through August 30, 2005. We also note that you deferred only $1,000, reflecting the effective mark-up reduction.
Supplementally advise us as to how you determined that it was appropriate to defer only $1,000 as opposed to the entire amount, or a greater portion of the amount paid. As part of your response, please provide us with any alternative scenarios considered and the accounting literature you relied upon for this determination. Also, please explain how amortization of the deferred amount is being classified in your statement of operations. Furthermore, please explain why the contract termination charge has not been classified as cost of sales in your financial statements. We may have further comment upon reviewing your response.

Note 5. Long-Term Debt, page F-21

62. Please disclose the existence of any restrictions on your ability to pay dividends that are imposed by the terms your various debt arrangements. Refer to the requirements of Rule 4-08(e) of Regulation
S-X.

Note 6.  Accrued Liabilities, page F-23

63. We note the line item titled "Other," that exceeds 5% of accrued
liabilities. Please show separately, any amounts included in this item that exceed 5% of current liabilities. Refer to Rule 5.02
(20)
of Regulation S-X.


Note 7. Series A Redeemable Convertible Preferred Shares

64. Please tell us and explain in the notes to your financial statements the nature and terms of the transaction which resulted in a reduction of convertible securities associated with your French subsidiary in exchange for the issuance of your Series A Redeemable
Convertible Preferred Shares. As part of your response and your revised disclosure, explain how you valued and accounted for the consideration issued and received as part of this transaction. We may have further comment upon review of your response and your revised disclosure.

Note 8. Series B Redeemable Convertible Preferred Shares

65. Please clarify in Note 8 how undeclared dividends associated with the Series B shares are being accounted for in your financial statements. If no recognition of these dividends is being made, please explain why.

66. Please tell us and revise Note 8 to explain in further detail how you calculated or determined the deemed dividend of $22,531 that you may be required to recognize in the event the public offering price of your common shares is $8 per share.

Note 9.  Shareholders` Equity, page F-27

67. Please tell us and clarify in Note 9 how you calculated or determined the amount of compensation expense recognized during
2003
in connection with the repurchase of 80,000 shares from a former employee.

68. Once you determine the estimated price range of your initial public offering, expand your disclosure and supplementally provide us with your calculation of deferred stock compensation for any options or shares that will be issued through the date of your initial public offering and those already issued, if any. If no compensation expense is expected to be recognized, please explain why. Also, please revise your discussion of share-based compensation provided on pages 37 and
38 of MD&A to indicate whether the various valuations determined by management and the board of directors were based on contemporaneous or retrospective valuations and indicate why management chose not to obtain contemporaneous valuations by an unrelated valuation specialist.

Note 11. Income Taxes

69. Please tell us and revise Note 11 to explain in further detail the
facts and circumstances responsible for the significant changes in your deferred tax asset valuation allowance from $2,310 at June 30,
2003 to $1,085 at June 30, 2004 and subsequently to approximately
$589
at March 31, 2005, based on the disclosures provided in Note 11.

Note 13. Commitments and Contingencies

Legal Proceedings, page F-33

70. Please tell us and disclose in Note 13 whether any accrual has been recognized in connection with the pending settlement discussed in
Note 13. If not, please explain why.

Item 15. Recent Sales of Unregistered Securities, page II-1

71. With respect to the transactions disclosed in the fourth paragraph, please briefly state the facts upon which you relied to make the exemption available. See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

72. Please file promptly all exhibits required by the exhibit table provided in Item 601 of Regulation S-K, in particular Exhibits 1.1 and
5.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

73. We note the agreements discussed in the first full paragraph on page 74. Please file these agreements or the form of these agreements if the terms are materially the same as exhibits.


*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Effie Simpson, Staff Accountant, at (202)
551-
3346 or, in her absence, Linda Cvrkel, Accounting Branch Chief, at
(202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Thomas S. Ward, Esq.
Mr. Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Keith F. Higgins, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
??

??

??

??

Mr. Robert S. Keane
VistaPrint Limited
June 28, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE